Exhibit 99.1

www.casipharmaceuticals.com

CASI PHARMACEUTICALS COMPLETES REDOMICILIATION MERGER

BEIJING, China (March 21, 2023) CASI Pharmaceuticals, Inc. (NASDAQ: CASI) (“CASI” or the “Company”), a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products, today announced that the redomiciliation merger to redomicile the Company as a Cayman Islands company (the “Redomiciliation Merger”) has been completed.

Pursuant to the Redomiciliation Merger, each outstanding share of the common stock of the Company was converted into the right to receive one ordinary share of CASI Pharmaceuticals, Inc., a company incorporated under the laws of the Cayman Islands (“CASI Cayman”). The ordinary shares of CASI Cayman will be listed on the NASDAQ Capital Market under the trading symbol “CASI,” the same symbol under which the common stock of the Company was listed.

About CASI Pharmaceuticals, Inc.

CASI Pharmaceuticals, Inc. is a biopharmaceutical company focused on developing and commercializing innovative therapeutics and pharmaceutical products in China, the United States, and throughout the world. The Company is focused on acquiring, developing, and commercializing products that augment its hematology oncology therapeutic focus as well as other areas of unmet medical need. The Company intends to execute its plan to become a leader by launching medicines in the Greater China market, leveraging the Company’s China-based regulatory and commercial competencies and its global drug development expertise. The Company’s operations in China are conducted through its wholly-owned subsidiary, CASI Pharmaceuticals (China) Co., Ltd., located in Beijing, China. More information on CASI is available at www.casipharmaceuticals.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for future financial or business performance, revenue growth, strategies, expectations, or goals. Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty to update forward-looking statements. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors.

For more information, please contact:

Company Contact:

CASI Pharmaceuticals, Inc.

Rui Zhang

240-864-2643

ir@casipharmaceuticals.co

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